Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Air Industries Group and subsidiaries on Form S-8 (Registration Nos. 333-264738, 333-191560, 333-206341, 333-217393 and 333-219487) of our report dated April 15, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Air Industries Group and subsidiaries as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, which report is included in this Annual Report on Form 10-K of Air Industries Group and subsidiaries for the year ended December 31, 2023.

/s/ Marcum llp

Marcum llp

Saddle Brook, New Jersey

April 15, 2024